EXHIBIT 12

F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2008	2007	2006	2005	2004

Earnings:
Income before income taxes	$42,832	$98,139	$97,186	$77,105	$89,332
Fixed charges, excluding interest on deposits	48,321	51,510	48,839	44,468	33,523

Subtotal	91,153	149,649	146,025	121,573	122,855
Interest on deposits	111,568	124,276	106,679	66,112	52,400

Total	$202,721	$273,925	$252,704	$187,685	$175,255

Fixed charges:
Interest on borrowed funds	$46,421	$49,777	$46,906	$42,668	$31,990
Interest component of rental expense	1,900	1,733	1,933	1,800	1,533

Subtotal	48,321	51,510	48,839	44,468	33,523
Interest on deposits	111,568	124,276	106,679	66,112	52,400

Total	$159,889	$175,786	$155,518	$110,580	$85,923

Ratio of earnings to fixed charges:
Excluding interest on deposits	1.89x	2.91x	2.99x	2.73x	3.66x
Including interest on deposits	1.27x	1.56x	1.62x	1.70x	2.04x